Exhibit 6.29

AMENDMENT

To the Deferred Compensation Agreement for Diana R. Johnson

THIS AMENDMENT, made and entered into this 1st day of January 2014, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the “Bank”), and Diana R. Johnson, an Executive of the Bank (hereinafter referred to as the “Executive”), shall effectively amend the Lyons National Bank Deferred Compensation Agreement effective January 1, 2014 (hereinafter referred to as the “Agreement”) as specifically set forth herein. Pursuant to number three (3) of the Agreement (page #2), the Bank and the Executive herby adopt the following:

In December of 2013, the Compensation Committee of the Board of Directors approved to increase the annual Deferred Compensation payment to the Executive from Fifteen Thousand Dollars ($15,000) to Twenty Thousand Dollars ($20,000) to be effective January 1, 2014.

Number three (3) of the Agreement shall now read:

Deferred Compensation Payments - During the Executive’s period of employment with the Company following execution of this Agreement, the Company shall make an annual payment to a separate account maintained for the Executive. The annual payment to Executive shall be Twenty Thousand Dollars ($20,000) (the “Payment”). The Payment shall be invested in the common stock of the Holding Company. If a dividend is paid on the shares credited to the Executive’s separate account, the Executive’s separate account shall be credited with such dividend (the “Dividend”, which together with the Payment, shall hereinafter be referred to as the “Benefit”), which dividend shall be reinvested in the common stock of the Holding Company, except that no fractional shares shall be credited to the Executive’s separate account. The price per share for all shares of the Holding Company purchased by the Company for the benefit of Executive shall be the average of the daily closing price of the stock for each day within the past quarter. The closing price on Fridays will be used to determine the closing price for Saturdays and Sundays and the closing price on the last business day before a holiday that results in the closure of the financial markets will be used to determine the closing price for that holiday.

This Amendment shall be effective the 1st day of January 2014. To the extent that any term, provision, or paragraph of the Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, New York

COMPANY:	By:	/s/ James E. Santelli
Name: James E. Santelli
Title: Chair Compensation Committee

HOLDING COMPANY:	LYONS BANCORP, INC.

By:	/s/ James E. Santelli
Name: James E. Santelli
Title: Chair Compensation Committee

EXECUTIVE:	/s/ Diana R. Johnson
Diana R. Johnson